香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong
Telephone: 2843 3111   Telex: HX 73071   Cables: Elec
Facsimile: 2537 1013, 2810 0506   Email: mail@hec.c

Please address correspondence to
PO Box 915, GPO Hong Kong


05006744



11th March 2005

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.





Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
<u>File No. 82-4086</u>

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Press Announcement on 2004 Annual results dated 10th March 2005

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

PROCESSED
MAR 24 2005
THOMSON
FINANCIAL

Enc.
LW/jh

(Page 1)



香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock code: 006)

2004 ANNUAL RESULTS

AUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER 2004

	Note	2004 HK$ million	2003 HK$ million
Turnover	2	11,407	11,250
Direct costs		(3,999)	(3,915)
		7,408	7,335
Other revenue and net income		938	1,283
Other operating costs		(760)	(578)
Finance costs		(569)	(646)
Operating profit	3	7,017	7,394
Share of results of associates		314	241
Profit before taxation		7,331	7,635
Income tax:	4		
Current		(1,048)	(1,092)
Deferred		(3)	(619)
		(1,051)	(1,711)
Profit after taxation		6,280	5,924
Scheme of Control transfers From /(To):			
Development Fund		—	139
Rate Reduction Reserve		—	(6)
		—	133
Profit attributable to shareholders			
Local activities		5,521	5,620
Overseas activities		759	437
Total		6,280	6,057
Dividends:	5		
Interim dividend paid		1,238	1,238
Proposed final dividend		2,540	2,412
		3,778	3,650
Earnings per share	6	$2.94	$2.84
Dividends per share	5	$1.77	$1.71

CONSOLIDATED BALANCE SHEET AT 31ST DECEMBER 2004

	Note	2004 HK$ million	2003 HK$ million
Non-current assets			
Fixed assets			
— Property, plant and equipment		41,308	42,024
— Assets under construction		3,968	3,000
		45,276	45,024
Interest in associates		9,198	8,425
Other investments		39	7
Employee retirement benefit assets		296	236
		54,809	53,692
Current assets			
Inventories		466	368
Trade and other receivables	7	1,069	1,041
Fuel Clause Account		1,197	1,147
Bank balances and other liquid funds		1,426	464
		4,158	3,020
Current liabilities			
Trade and other payables	8	(1,282)	(1,124)
Bank overdrafts — unsecured		(5)	(4)
Current portion of bank loans and other borrowings		(1,400)	(2,436)
Current taxation		(229)	(301)
		(2,916)	(3,865)
Net current assets/(liabilities)		1,242	(845)
Total assets less current liabilities		56,051	52,847
Non-current liabilities			
Interest-bearing borrowings		(10,832)	(10,187)
Deferred creditors and other payables		(569)	(760)
Customers' deposits		(1,455)	(1,387)
Deferred taxation		(5,237)	(5,105)
Employee retirement benefit liabilities		(102)	(92)
		(18,195)	(17,531)
Rate Reduction Reserve		—	(5)
Development Fund		—	—
NET ASSETS		37,856	35,311
CAPITAL AND RESERVES			
Share capital		2,134	2,134
Reserves		35,722	33,177
		37,856	35,311

Notes to Annual Results:

1.   Review of Annual Results

The annual results have been reviewed by the Audit Committee.

2.   Turnover and Segment Information

(a)   Business Segments
For the year ended 31st December

HK$ million	Sales of electricity 2004	2003	Infrastructure Investments 2004	2003	Unallocated & Other Items 2004	2003	Consolidated 2004	2003
Revenue								
Group turnover	11,356	11,199	—	—	51	51	11,407	11,250
Other revenue	52	374	—	—	7	112	59	486
Segment revenue	11,408	11,573	—	—	58	163	11,466	11,736
Result								
Segment result	6,744	7,160	—	—	(37)	83	6,707	7,243
Interest income	—	—	848	783	31	14	879	797
Finance costs	(83)	(195)	(486)	(451)	—	—	(569)	(646)
Operating profit	6,661	6,965	362	332	(6)	97	7,017	7,394
Share of results of associates	—	—	312	239	2	2	314	241
Profit before taxation	6,661	6,965	674	571	(4)	99	7,331	7,635
Income tax	(1,180)	(1,597)	129	(113)	—	(1)	(1,051)	(1,711)
Profit after taxation	5,481	5,368	803	458	(4)	98	6,280	5,924
Scheme of Control transfers	—	133	—	—	—	—	—	133
Profit attributable to shareholders	5,481	5,501	803	458	(4)	98	6,280	6,057

(b)   Geographical Segments
For the year ended 31st December

HK$ million	Hong Kong 2004	2003	Australia 2004	2003	Unallocated & Other Items 2004	2003	Consolidated 2004	2003
Revenue								
Group turnover	11,394	11,239	2	2	11	9	11,407	11,250
Other revenue	56	485	—	—	3	1	59	486
Segment revenue	11,450	11,724	2	2	14	10	11,466	11,736
Result								
Segment result	6,751	7,264	1	1	(45)	(22)	6,707	7,243
Interest income	31	14	846	783	2	—	879	797
Finance costs	(83)	(195)	(486)	(451)	—	—	(569)	(646)
Operating profit	6,699	7,083	361	333	(43)	(22)	7,017	7,394
Share of results of associates	—	—	330	239	(18)	—	314	241
Profit before taxation	6,701	7,085	691	572	(61)	(22)	7,331	7,635
Income tax	(1,180)	(1,598)	129	(113)	—	—	(1,051)	(1,711)
Profit after taxation	5,531	5,487	820	459	(61)	(22)	6,280	5,924
Scheme of Control transfers	—	133	—	—	—	—	—	133
Profit attributable to shareholders	5,531	5,620	820	459	(61)	(22)	6,280	6,057

3.   Operating Profit

Operating profit is shown after charging/(crediting):

	2004 HK$ million	2003 HK$ million
Depreciation	1,805	1,777
Fixed assets written off	20	34
Net realised and unrealised gains on other investments carried at fair value	—	(44)
Net profit on disposal of fixed assets	(30)	(351)

4.   Income Tax

	2004 HK$ million	2003 HK$ million
Current Tax — Provision for Hong Kong Profits Tax		
The Company and its subsidiaries	1,048	1,092
Deferred Tax		
Origination and reversal of temporary differences	132	75
Effect of increase in tax rate on deferred tax balances at 1st January	—	431
The Company and its subsidiaries		
— Hong Kong	132	506
Associates — overseas	(129)	113
	3	619
Total income tax expenses	1,051	1,711

Hong Kong profits tax has been provided for at the rate of 17.5% (2003: 17.5%) based on the estimated assessable profit for the year. Overseas taxation has been provided for at the applicable rate on the estimated assessable profit.

5.   Dividends

	2004 HK$ million	2003 HK$ million
Interim dividend declared and paid of 58 cents per share (2003: 58 cents per share)	1,238	1,238
Proposed final dividend after the balance sheet date of $1.19 per share (2003: $1.13 per share)	2,540	2,412
	3,778	3,650

The proposed dividend is based on 2,134,261,654 shares (2003: 2,134,261,654 shares), being the total number of issued shares at the year end. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

6.   Earnings Per Share

The calculation of earnings per share is based on profit attributable to shareholders of HK$6,280 million (2003: HK$6,057 million) and 2,134,261,654 shares (2003: 2,134,261,654 shares) in issue throughout the year.

7.   Trade and Other Receivables

	2004 HK$ million	2003 HK$ million
Demand Side Management account	46	45
Debtors *(see note (a) below)*	1,023	996
	1,069	1,041

(a)   Debtors' ageing is analysed as follows:

	2004	2003
Within 1 month	528	505
1 to 3 months overdue	25	28
More than 3 months overdue but less than 12 months overdue	10	9
Total trade debtors *(see note (b) below)*	563	542
Deposits, prepayments and other receivables	460	454
	1,023	996

(b)   Electricity bills issued to domestic, small industrial, commercial and miscellaneous customers of electricity supplies are due upon presentation whereas maximum demand customers are allowed a credit period of 16 working days. If settlements by maximum demand customers are received after the credit period, The Hongkong Electric Company, Limited is entitled to add a surcharge of 5% to the respective bills.

8.   Trade and Other Payables

	2004 HK$ million	2003 HK$ million
Creditors *(see note below)*	1,070	912
Current portion of deferred creditors	212	212
	1,282	1,124

Creditors' ageing is analysed as follows:

	2004	2003
Due within 1 month	440	341
Due between 1 month and 3 months	236	241
Due between 3 months and 12 months	366	301
	1,042	883
Other payables	28	29
	1,070	912

9.   Recently Issued Accounting Standards

The Hong Kong Institute of Certified Public Accountants has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1st January 2005.

The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December 2004. The Group has carried out a preliminary assessment and has so far concluded that the adoption of these new HKFRSs in 2005 would not have a significant impact on the Group's results of operations and financial position.

The Group will be continuing with the assessment of the impact of the new HKFRSs and other significant changes may be identified as a result.

(Page 2)

CHAIRMAN'S MESSAGE

2004 was a year of challenges for our business in Hong Kong and opportunities overseas. The local economy recovered favourably from the devastating effects of the outbreak of Severe Acute Respiratory Syndrome in 2003, and benefited from supportive measures such as improved arrangements leading to the increase in Mainland visitors. The Company recorded a new system maximum demand of 2,588 MW, an increase of 6.1% over 2003, and attained the exceptional reliability of supply rating of 99.999%, a mark now achieved continuously since 1997. However, during the year we faced major cost increases beyond our control: the price of coal soared more than two and a half times over 2003 levels; freight charges tripled; and there was a substantial increase in Government rates. In addition, electricity consumption did not match the increase in maximum demand and was lower than expected, mainly due to unusually cool weather during the second half of the year. These factors, together with the tariff freeze announced for 2004, resulted in our local business earning less than the permitted return specified in the Scheme of Control Agreement. Overseas, our operations in Australia continued to perform strongly, and we extended our international investment portfolio to the United Kingdom by acquiring a 19.9% stake in North of England Gas Distribution Network.

Results

The Group's audited consolidated net profit after tax for the year ended 31st December 2004 was HK$6,280 million (2003: HK$6,057 million), an increase of 3.7%. This result included profits from the Group's overseas activities of HK$759 million (2003: HK$437 million).

Final Dividend

The Directors will recommend a final dividend of HK$1.19 per share. This, together with the interim dividend of 58 cents per share, will give a total dividend of HK$1.77 per share for the year (2003: HK$1.71).

Hong Kong Operations

In 2004, unforeseen increases in operating costs fuelled by volatile coal and freight markets had a significant impact on our business. At one point in the summer, coal prices, including freight charges, rose to approximately US$72 per tonne from approximately US$29 per tonne at the same time in 2003. Although the Company was insulated from the full effect of these increases by virtue of several prudent longer term supply contracts secured at favourable prices, a two-cent per unit reduction in the Fuel Clause rebate went into effect 1st April 2004 to recover the increase in fuel costs for the year. This was a pass through of actual cost increases incurred in accordance with the Scheme of Control Agreement.

The stronger local economy, coupled with hot and humid weather towards the end of June, resulted in a new system maximum demand of 2,588 MW, an increase of 6.1% over the maximum demand of 2,440 MW in 2003. However, this increase in maximum demand was not matched by electricity consumption due to cooler weather experienced in July and August. Total unit sales of electricity for 2004 were only 1.7% above 2003, and this, together with a substantial increase in Government rates, were the significant factors resulting in earnings below the permitted level specified in the Scheme of Control Agreement.

The spike recorded in the maximum demand is a timely reminder of the importance of making long term investments in our electricity infrastructure well in advance of demand growth, and is further evidence that the target commissioning in 2006 of the new L9 unit at Lamma Power Station is necessary. Satisfactory progress continues to be made on this project. The piling work for the first 300 MW power unit was completed and superstructure works commenced in March 2004. Work on the Main Station Building and the 275kV Switching Station is on schedule and the manufacture of the power block equipment is in progress.

As natural gas will be the fuel for our future power units, a long term contract for the supply of natural gas to Lamma was signed in Beijing in April 2004. The first delivery of gas from the Guangdong LNG Terminal, which is presently under construction in Shenzhen, is targeted for mid-2006. The contract for the supply and installation of a 93 km submarine gas pipeline from Shenzhen to Lamma was awarded in May 2004. Pipe laying work will commence in early 2005. In addition, the contract for the supply and installation of the gas receiving station was awarded in December 2004.

The Company's long tradition of environmental responsibility was recognised by the Pacific Basin Economic Council (PBEC) in June when the Company received a PBEC Environmental Award, the first time that an electricity utility in the region has been honoured. The Award commends our unique approach to eco-efficiency and sustainable development including the installation of Flue Gas Desulphurisation and the use of low Nitrogen Oxides (Nox) burners which can respectively remove over 90% of sulphur dioxide and reduce by two-third the concentration of Nox in the flue gas.

As a result of the Company's efforts to explore the use of renewable energy in Hong Kong, our land application for a wind turbine site on Lamma Island was approved in November 2004. The contract for the supply of an 800kW wind turbine was awarded in December 2004 to meet a commissioning target in early 2006. The Lamma turbine is a first step and as a pilot project, it will provide us with important practical experience for the future.

The ongoing development and enhancement of our distribution and transmission network continued with a total of 47 new distribution substations being commissioned in 2004, bringing the total number of substations in service to 3,570. These, together with new cabling totaling over 180 km, improved our ability to transport electricity efficiently to our customers' homes and offices.

In 2004, we maintained our record of achieving a supply reliability rating of 99.999%, a mark continuously achieved since 1997 and which surpasses our pledged service standard. All other service standards were achieved or surpassed during the year, while two were upgraded and a new one was added. It was also another record year for the number of commendations we received from our customers, reflecting a high level of customer satisfaction.

Improving the well-being of the community continues to be a prime objective and our Hongkong Electric Volunteers, a group of over 600 employees, donated their time to help ordinary citizens and the Company conducted several programmes to benefit the elderly in particular.

We rolled out the Smart Power Campaign to primary school students in late 2004 following the Campaign's success the year before. A series of educational activities were specially designed for young children to teach

them the importance of electricity and to help them develop the good habits of using electricity smartly. Thousands of secondary school students participated in the Campaign in 2004, and 38 schools also benefited from energy audits provided by professional HEC staff.

Overseas Business

Our operations in Australia continue to perform well. Strong financial performance was achieved through a combination of customer growth, increased consumption, growth in non-electricity revenue and productivity improvements within and across the businesses. The reliability performance of the distribution networks was excellent, with Powercor and CitiPower achieving their best result ever.

In addition, under Australia's new tax consolidation rules, Powercor benefited from a one-off reduction in its deferred tax liability, further enhancing its financial results for 2004.

In Thailand, the shareholding arrangements in the consortium formed to develop a 1,400 MW gas-fired power plant were finalised in February 2004. The Group is the largest foreign shareholder of the Ratchaburi Power Company with a 25% interest in the project. Financing is progressing and the project is on schedule for commissioning in 2008.

In December 2004, we entered into an agreement with Cheung Kong Infrastructure Holdings Ltd. (CKI) to acquire a 19.9% stake in the North of England Gas Distribution Network. This serves to extend our successful partnership with CKI to the United Kingdom. Our substantial expertise in managing and operating distribution networks under a regulated environment in the electricity industry should help us to succeed in the gas distribution business. We are also confident that we can use this acquisition as a platform from which we can make further investments in Europe.

Associated Technical Services Limited, a wholly-owned subsidiary of Hongkong Electric Holdings Limited, secured three new consultancy projects in 2004 in Libya, the Philippines and Thailand.

Outlook

In Hong Kong, a strengthening economy gives us cause for optimism in the medium term. However, the coal and freight markets will continue to be volatile and beyond our control. Nevertheless, we will do our utmost to negotiate and fix the lowest possible coal prices. We also remain steadfast in our commitment to provide our consumers with reliable electricity to satisfy current and future demand at the lowest cost compatible with the terms of the Scheme of Control Agreement with Government.

As regards the longer term, the Government has recently embarked on the first phase of a public consultation process designed to assist in the formulation of a regulatory framework for the period following the end of the current Scheme of Control Agreement in December 2008. We welcome this process and look forward to participating in a rational discussion on the formulation of a framework which will continue to balance appropriately the rights of shareholders to a reasonable return on their long term investments and the assets which they own, with the demands by consumers for certainty of connection and the highest levels of reliability required for a world class financial centre compatible with economic operating expenses and improving the quality of our environment. We trust the consultation process will give due credit to the proven achievements of the existing Scheme of Control arrangement, which in addition to appropriately balancing the interests of consumers and investors, provides Government with a mechanism to monitor capital expenditure, operating costs and tariffs, and at the same time ensuring adequacy and reliability of supply and stringent environmental compliance.

Hong Kong consumers have enjoyed an exceptional level of supply reliability for such a considerable period of time that there is a danger that this is now taken for granted. It should be recognized that any dampening of investors' appetite to continue to make the substantial long term investment that underpins this reliability would have far-reaching consequences which, as experience from other parts of the world has shown, would be very difficult and extremely costly to rectify.

The relatively lower risk and predictable nature of our overseas businesses provide support for sustained profit growth. We will continue to leverage on our existing resources and expertise to explore new business opportunities and concentrate on selected markets which offer stable returns with manageable risks.

Guided by the Company's Vision, Mission and Core Values, our Directors and employees have maintained exceptional supply reliability, improved customer services and increased cost-effectiveness in daily operations. Their commitment to hard work and innovative solutions continues to reap benefits for our customers and investors. For this I thank you all.

George C. Magnus
Chairman

Hong Kong, 10th March 2005

FINANCIAL REVIEW

Capital Expenditure, Liquidity, Financial Resources and Gearing Ratio

Capital expenditure during the year amounted to HK$2,246 million, which was primarily funded by cash from operations. As at 31st December 2004, total external borrowings were HK$12,997 million (2003: HK$13,599 million), comprising unsecured bank loans, unsecured deferred creditors and debt securities in issue. In addition, the Group has undrawn committed bank facilities of HK$5,376 million (2003: HK$3,443 million). Our gearing ratio (net debt/shareholders' funds) at 31st December 2004 was 31% (2003: 37%).

Treasury Policies, Financing Activities and Capital Structure

We finance our operations and business expansion by a combination of internal resources, bank borrowings and debt issuance. It is our policy to ensure that committed facilities are available for refinancing and business growth. In addition, currency and interest risks are actively managed on a conservative basis.

Capitalising on the liquidity in the loan and debt markets, The Hongkong Electric Company, Limited, through its subsidiary Hongkong Electric Finance Limited, issued in November 2004, HK$500 million fixed rate

notes due 2014 out of the Medium Term Note Programme established in 2002. In December 2004, The Hongkong Electric Company, Limited again successfully arranged a HK$3,000 million 7-year dual tranche term loan facility at very attractive margin, setting a new benchmark for our funding cost.

As at 31st December 2004, external borrowings of the Group amounted to HK$12,997 million with the following profile, after taking into account currency and interest rate swaps:

(1) 46% was in Hong Kong dollars and 54% in Australian dollars;

(2) 71% was bank loans, 23% was capital market instruments and 6% was suppliers' credits;

(3) 12% was repayable within 1 year, 76% was repayable between 2 to 5 years and 12% was repayable beyond 5 years;

(4) 83% was in fixed rate or capped rate and 17% was in floating rate.

It is our treasury policy not to engage in speculative transactions. Derivative financial instruments are used primarily for managing interest rate and foreign currency risks. Foreign currency transaction exposure is managed, utilising forward contracts and interest rate and currency swaps. As at 31st December 2004, over 90% of the Group's transaction exposure was either hedged or denominated in Hong Kong or US dollars. Currency exposure arising from overseas investments is hedged by arranging comparable level of borrowings in the same currency as the underlying investments. The Group's policy is to maintain a substantial portion of its debt in fixed or capped rate. Interest rate risk is managed by either securing fixed or floating rate borrowings or by using interest rate swaps and caps. The contractual notional amounts of derivative instruments outstanding at 31st December 2004 amounted to HK$20,598 million (2003: HK$21,394 million) equivalent.

Contingent Liabilities

As at 31st December 2004, the Company has issued guarantees in respect of development security of an associate amounting to HK$35 million (2003: HK$36 million).

The Company has given guarantees and indemnities in respect of bank and other borrowing facilities available to subsidiaries and financial commitments of subsidiaries totaling HK$11,136 million (2003: HK$11,227 million) equivalent. Out of this amount, HK$9,238 million, while being a contingent liability of the Company, is reflected in the Consolidated Balance Sheet of the Group.

During the year, the Company has agreed to assume the undertaking given to the banks in connection with certain finance facilities of gas distribution networks up to a maximum of HK$45 million.

A wholly owned subsidiary of the Company, The Hongkong Electric Company, Limited, has given guarantees to third parties in respect of a loan scheme for electricity charges of HK$1 million (2003: HK$5 million) and the value of leased equipment of HK$210 million (2003: HK$210 million) at expiry of the lease.

Employees

The Group continues its policy of pay by performance and market pay rates are monitored constantly to ensure competitiveness is maintained. The Group's total remuneration costs for the year ended 31st December 2004, excluding directors' emoluments, amounted to HK$945 million (2003: HK$1,034 million). As at 31st December 2004, the Group employed 2,045 (2003: 2,117) permanent staff. No share option scheme is in operation.

Apart from well-established training schemes for university graduates, trainee technicians and apprentices, the Group also provides training-for staff in language, computer knowledge, and the latest technology relevant to our industry as well as numerous job-related courses to enhance other more general skills and knowledge of our employees.

OTHER INFORMATION

Purchase, Sale or Redemption of Shares

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's issued shares during the year.

Code of Best Practice

With the exception that non-executive Directors have no set term of office but retire from office on a rotational basis in accordance with the Articles of Association of the Company, the Company has complied throughout the year ended 31st December 2004 with the Code of Best Practice contained in Appendix 14 (which was in force during the said period) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules"). The Company's Articles of Association have been amended on 13th May 2004 to provide that all Directors shall retire in such manner of rotation as required by the Listing Rules, i.e. once every three years.

The Code of Best Practice contained in Appendix 14 to the Listing Rules has been replaced by the Code on Corporate Governance Practices with effect from 1st January 2005 and the new Code will apply for subsequent reporting periods.

Book Closure

The register of members will be closed from Thursday, 5th May 2005 to Thursday, 12th May 2005, both days inclusive. To qualify for the dividend, all transfers accompanied by the relevant share certificates should be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716 , 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Wednesday, 4th May 2005.

Annual General Meeting

The Annual General Meeting of the Company will be held on 12th May 2005. Notice of the Annual General Meeting will be published in the newspapers and sent to shareholders in due course.

Board Composition

As at the date of this announcement, the Executive Directors of the Company are Mr. George Colin MAGNUS (Chairman), Mr. FOK Kin Ning, Canning (Deputy Chairman), Mr. TSO Kai Sum (Group Managing Director), Mr. Andrew J. HUNTER, Mr. LEE Lan Yee, Francis, Mr. KAM Hing Lam, Mr. LI Tzar Kuoi, Victor, and Mr. Frank John SIXT; and the Non-executive Directors are Mr. Ronald Joseph ARCULLI, Mrs. CHOW WOO Mo Fong, Susan, Mr. Holger KLUGE (Independent Non-executive Director), Mr. Ralph Raymond SHEA (Independent Non-executive Director), Mr. WONG Chung Hin (Independent Non-executive Director) and Mr. YEE Lup Yuen, Ewan.



香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

（在香港註冊成立之有限公司）
（股份代號：006）

二零零四年全年業績

屆審核綜合損益表
截至二零零四年十二月三十一日止年度

	附註	2004 港幣百萬元	2003 港幣百萬元
營業額	二	11,407	11,250
直接成本		(3,999)	(3,915)
		7,408	7,335
其他收入及收益淨額		938	1,283
其他經營成本		(760)	(578)
財務成本		(569)	(646)
經營溢利	三	7,017	7,394
所佔聯營公司之溢益		314	241
除稅前溢利		7,331	7,635
稅項支出	四		
本期稅項		(1,048)	(1,092)
遞延稅項		(3)	(619)
		(1,051)	(1,711)
除稅後溢利		6,280	5,924

綜合資產負債表
於二零零四年十二月三十一日

	附註	2004 港幣百萬元	2003 港幣百萬元
非流動資產			
固定資產		41,308	42,024
物業、機器及設備		3,968	3,000
在建造中資產		45,276	45,024
聯營公司權益		9,198	8,425
其他投資		39	7
僱員退休福利資產		296	236
		54,809	53,692

董事局主席報告

主席
（簽署）

香港，二零零五年三月十日

財務回顧

其他資料